Exhibit 99.3

KANZHUN LIMITED

看準科技有限公司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock code: 2076)

LIST OF DIRECTORS AND THEIR ROLES AND FUNCTIONS

The members of the board (“Board”) of directors (“Directors”) of KANZHUN LIMITED (“Company”) are set out below.

Executive Directors

Mr. ZHAO Peng (趙鵬) (Chairman and Chief Executive Officer)

Mr. CHEN Xu (陳旭)

Mr. ZHANG Tao (張濤)

Ms. WANG Xiehua (王燮華)

Ms. MU Yang (穆陽)

Non-executive Director

Mr. YU Haiyang (余海洋)

Independent non-executive Directors

Mr. SUN Yonggang (孫永剛)

Mr. LI Yan (李延)

Ms. Liu Hongyu (劉虹瑜)

Our Board has four Board committees. The table below provides membership information of these committees on which each Director serves.

Board Committee				Corporate
	Audit	Compensation	Nomination	Governance
Director	Committee	Committee	Committee	Committee
Mr. ZHAO Peng (趙鵬)		Member	Member
Mr. CHEN Xu (陳旭)
Mr. ZHANG Tao (張濤)
Ms. WANG Xiehua (王燮華)
Ms. MU Yang (穆陽)
Mr. YU Haiyang (余海洋)
Mr. SUN Yonggang (孫永剛)	Member	Chairman	Member	Member
Mr. LI Yan (李延)	Member	Member	Chairman	Chairman
Ms. LIU Hongyu (劉虹瑜)	Chairman		Member	Member

December 11, 2025